January 9, 2006

Ms. Joyce Sweeney

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Ms. Sweeney,

In response to the comment indicated in your letter dated December 29, 2005, please accept this letter as Valley Financial Corporation’s response. Valley Financial Corporation (“Company”) acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment:

10-KSB for the Year Ended December 31, 2004

Consolidated Financial Statements

Note 13 – Income Taxes, page 73

Please tell us and in future filings disclose your accounting policies related to the purchase of tax credits, including the accounting literature upon which you rely. Describe how you account for your investment as a limited partner in Grandin Theatre, LP and describe its role in the transactions.

Response:

Valley Bank, a wholly owned subsidiary of Valley Financial Corporation, invested in Grandin Theatre Tenant, L.P. in 2003 as an investment tax credit. The investment was recorded in accordance with APB Opinion No. 18 which states that the equity method of accounting best enables an investor in a corporate joint venture to recognize the underlying nature of the investment regardless of duration.

In accordance with APB Opinion No. 2, the allowable investment credit should be reflected over the productive life of acquired property. A federal tax credit of $156,437.38 and a state tax credit of $125,549.82 were recognized in 2003. A remaining tax credit of $25,515.03 was recognized in 2004.

36 Church Avenue, SW Roanoke, VA 24011 540-342-2265 (Bank) 540-342-1257	Mailing Address: P.O. Box 2740 Roanoke, VA 24001

APB Opinion No. 18 also states that in applying the equity method, a loss in value of an investment which is other than a temporary decline should be recognized the same as a loss in value of other long-term assets. Since the value of the asset was based on tax credits, the value of the asset declined as the tax credits were consumed. Therefore, no balance remained at December 31, 2004 for book purposes.

If you have any further questions regarding the above response, please contact me directly at (540) 342-2265.

Sincerely,

/s/ Kimberly B. Snyder, CPA
Senior Vice President and Chief Financial Officer

36 Church Avenue, SW Roanoke, VA 24011 540-342-2265 (Bank) 540-342-1257	Mailing Address: P.O. Box 2740 Roanoke, VA 24001